# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartKem, Inc., CIK 0001817760
CUSIP: 83193D203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Manchester Technology Center, Hexagon Tower Delaunays Road, Manchester, United Kingdom (X0), M9 8GQ
Date of event which requires filing of this statement: 12/20/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001589689

## Reporting persons
- MYDA Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 333,333; sole dispositive power 0; shared dispositive power 333,333; aggregate amount beneficially owned 333,333 (9.4% of the class)
  Comment: The percentage is based off of 3,562,173 shares of Common Stock outstanding described in the Issuers Form 8-K filed on December 20, 2024.
- MYDA Capital GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 333,333; sole dispositive power 0; shared dispositive power 333,333; aggregate amount beneficially owned 333,333 (9.4% of the class)
  Comment: The percentage is based off of 3,562,173 shares of Common Stock outstanding described in the Issuers Form 8-K filed on December 20, 2024.
- MYDA Advantage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 333,333; sole dispositive power 0; shared dispositive power 333,333; aggregate amount beneficially owned 333,333 (9.4% of the class)
  Comment: The percentage is based off of 3,562,173 shares of Common Stock outstanding described in the Issuers Form 8-K filed on December 20, 2024.
- Jason Lieber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 333,333; sole dispositive power 0; shared dispositive power 333,333; aggregate amount beneficially owned 333,333 (9.4% of the class)
  Comment: The percentage is based off of 3,562,173 shares of Common Stock outstanding described in the Issuers Form 8-K filed on December 20, 2024.

## Item 1. Issuer
Name of issuer: SmartKem, Inc.
Address of issuer's principal executive offices: Manchester Technology Center, Hexagon Tower Delaunays Road, Manchester, U.K., M9 8GQ

## Item 2. Person Filing
Name of person filing:
MYDA Advisors LLC
MYDA Capital GP, LLC
MYDA Advantage LP, ("The Fund")
Mr. Jason Lieber
Address of principal business office or, if none, residence: 1067 Broadway, Suite A, Woodmere, NY 11598
Citizenship: MYDA Advisors, LLC, a New York limited liability company formed under the laws of the State of New York. MYDA Advantage LP is a limited partnership formed under the laws of the State of New York. MYDA Capital GP, LLC a New York limited liability company formed under the laws of the State of New York. Mr. Jason Lieber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Cover Page Tables above.
Percent of class: 9.4
Sole power to vote or to direct the vote: See Cover Page Tables above.
Shared power to vote or to direct the vote: See Cover Page Tables above.
Sole power to dispose or to direct the disposition: See Cover Page Tables above.
Shared power to dispose or to direct the disposition: See Cover Page Tables above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MYDA Advisors LLC: Jason Lieber, Managing Member (12/27/2024)
- MYDA Capital GP, LLC: Jason Lieber, Managing Member (12/27/2024)
- MYDA Advantage, L.P.: Jason Lieber, Managing Member of the G.P. (12/27/2024)
- Jason Lieber: Jason Lieber, Managing Member of the G.P. (12/27/2024)